Exhibit 99.2

Brenmiller Energy Ltd.

Condensed consolidated financial statements as of and for the 6 month period ended June 30, 2022 (Unaudited)

Index to condensed consolidated financial statements

Page

Condensed Consolidated Financial Statements in US Dollars (Unaudited):
Condensed Consolidated Statements of Financial Position	2
Condensed Consolidated Statements of Comprehensive loss	3
Condensed Consolidated Statements of Changes in Equity	4
Condensed Consolidated Statements of Cash Flows	5 - 6
Notes to the Condensed Consolidated Financial Statements	7 - 13

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSTION

(Unaudited)

		June 30,	December 31,
		2022	2021
	Note	USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		9,144	8,280
Restricted deposits		42	47
Trade receivables		761	162
Other receivables		577	553
Inventory		327	95
Assets held for sale (Rotem1)		603	-
TOTAL CURRENT ASSETS		11,454	9,137
NON-CURRENT ASSETS:
Restricted deposits		159	179
Investment in joint venture	5A	40	-
Right-of-use assets, net	5D	1,576	3,018
Property, plant and equipment:
Plant and equipment, net		1,423	1,583
Rotem 1 project		-	679
Total property, plant and equipment		1,423	2,262
TOTAL NON-CURRENT ASSETS		3,198	5,459
TOTAL ASSETS		14,652	14,596
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit and loans		-	5
Trade payables		71	264
Deferred revenues		260	1,095
Other payables		1,757	1,623
Provisions	5D	215	215
Current maturities of lease liabilities	5D	566	954
TOTAL CURRENT LIABILITIES		2,869	4,156
NON-CURRENT LIABILITIES
Lease liabilities	5D	1,113	2,448
Liability for share options	12	22	213
Liability for royalties		1,776	2,236
TOTAL NON-CURRENT LIABILITIES		2,911	4,897
TOTAL LIABILITIES		5,780	9,053
EQUITY:	10
Share capital		88	79
Share premium		52,157	45,648
Receipts on account of warrants		1,832	1,176
Capital reserve from transactions with controlling shareholders		54,061	54,061
Capital reserve on share based payments		2,046	1,318
Foreign currency cumulative translation reserve		(1,675)	(1,053)
Accumulated deficit		(99,637)	(95,686)
TOTAL EQUITY		8,872	5,543
TOTAL LIABILITIES AND EQUITY		14,652	14,596

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

		Six months ended June 30
		2022	2021
		USD in thousands (except per share data)

REVENUES	6	1,520	285
COSTS AND EXPENSES:
COST OF REVENUES	7	(883)	(2,589)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	8	(2,467)	(1,898)
MARKETING AND PROJECT PROMOTION EXPENSES, NET		(612)	(355)
GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,328)	(987)
SHARE IN LOSS OF JOINT VENTURE		(29)	-
OTHER INCOME (EXPENSES), NET	5D	38	(293)
OPERATING LOSS		(4,761)	(5,837)
FINANCIAL INCOME		964	788
FINANCIAL EXPENSES		(154)	(135)
FINANCIAL INCOME, NET		810	653
LOSS FOR THE PERIOD		(3,951)	(5,184)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY		(622)	(35)
COMPREHENSIVE LOSS FOR THE PERIOD		(4,573)	(5,219)

LOSS PER ORDINARY SHARE (in Dollars) -
Basic and fully diluted loss		(0.28)	(0.44)*

*	Retroactively adjusted to give effect to a reverse stock split of the Ordinary Shares – see Note 10A.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Receipts for warrants and the capital component of convertible loans	Capital reserve from transactions with controlling shareholder	Capital reserve on share-based payments	Presentation currency cumulative translation reserve	Accumulated deficit	Total Equity (Capital Deficiency)
	USD in thousands
BALANCE AS OF JANUARY 1, 2022	79	45,648	1,176	54,061	1,318	(1,053)	(95,686)	5,543
CHANGES DURING THE PERIOD:
Loss for the period	-	-	-	-	-	-	(3,951)	(3,951)
Currency translation differences	-	-	-	-	-	(622)	-	(622)
Comprehensive loss for the period	-	-	-	-	-	(622)	(3,951)	(4,573)
Issuance of share and warrants, net	9	6,509	656	-	-	-	-	7,174
Share-based payments	-	-	-	-	728	-	-	728
BALANCE AS OF JUNE 30, 2022	88	52,157	1,832	54,061	2,046	(1,675)	(99,637)	8,872

BALANCE AS OF JANUARY 1, 2021	63	29,958	1,176	54,053	820	(1,039)	(85,338)	(307)
CHANGES DURING THE PERIOD:
Loss for the period	-	-	-	-	-	-	(5,184)	(5,184)
Currency translation differences	-	-	-	-	-	(35)	-	(35)
Comprehensive loss for the period	-	-	-	-	-	(35)	(5,184)	(5,219)
Issuance of shares, net	6	8,467	-	-	-	-	-	8,473
Exercise of options	*	29	-	-	(9)	-	-	20
Benefit in respect of controlling shareholder’s loan	-	-	-	8	-	-	-	8
Share-based payments	-	-	-	-	124	-	-	124
BALANCE AS OF JUNE 30, 2021	69	38,454	1,176	54,061	935	(1,074)	(90,522)	3,099

(*)	Less than USD 1,000.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2022	2021
	USD in thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(4,982)	(3,849)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(30)	(26)
Installation of production line	(108)	(96)
Investment in Joint venture	(74)	-
Restricted deposits, net	-	3
Net cash used for investing activities	(212)	(119)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	7,174	8,473
Exercise of options and warrants	-	20
Repayment of bank loan and interest thereon	(5)	(8)
Payments with respect to lease liabilities and interest thereon	(284)	(383)
Repayment of royalties’ liability	(24)	-
Grants recognized as liability for royalties	28	40
Repayment of shareholder’s loan	-	(949)
Net cash provided by financing activities	6,889	7,193

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,695	3,225
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(831)	(67)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	8,280	2,278
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,144	5,436

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2022	2021
APPENDIX	USD in thousands

A. NET CASH USED FOR OPERATING ACTIVITIES

Loss for the period	(3,951)	(5,184)

Adjustments for:
Depreciation	121	123
Amortization of right-of-use assets	273	181
Loss from realization of equipment, metals and parts	-	311
Increase (Decrease) in research and development expenses due to royalty obligation	86	(40)
Provision	24	673
Share in loss of joint venture	29	-
Other income	(80)	-
Fair value adjustment of share options’ liability	(178)	(745)
Other financial expenses	46	72
Share-based payment	728	124
	(2,902)	(4,485)
Changes in operating working capital:
Increase in trade and other receivables	(709)	(246)
Decrease (increase) in inventory	(243)	616
Increase (decrease) in deferred revenues and trade and other payables	(1,128)	266
Net cash used for operating activities	(4,982)	(3,849)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Recognition of Lease liability and right-of-use asset	449	146
Derecognition of lease liability	1,512	-
Derecognition of right of use asset	1,432	-
C. INTEREST PAYMENTS (included in financing items)	33	16

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – the “Company” or the “Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin, Israel. The Company is a public company whose shares have been traded on the Tel-Aviv Stock Exchange since August 2017. The Company’s shares have also been traded on Nasdaq Since May 25, 2022. The Company is controlled by Mr. Avraham Brenmiller (hereinafter: the “Controlling shareholder”), who serves as the Company’s CEO and as Chairman of the Board of Directors, and his sons.

These consolidated financial statements use the US Dollar as the presentation currency (see Note 2 to the annual financial statements).

The Company is a technology company in the field of thermal energy storage generated from variety energy sources and supplies steam and/or hot air, services, products and equipment in this field. The Company focuses primarily on the industrial heating market and the power plants market.

The Company has four wholly owned subsidiary companies – Brenmiller Energy (Rotem) Ltd. (hereinafter - “Brenmiller Rotem”), an Israeli company, which commenced operations in December 2017, and is in the process of discontinuing of its operations, see also Note 5D, Hybrid Bio-Sol 10 Ltd. (hereinafter: “Bio-Sol”), an Israeli company that has not yet commenced operations, Brenmiller Energy U.S. Inc. (hereinafter: “Brenmiller USA”), a U.S. company that was established as a marketing arm in the United States (presently dormant) and Brenmiller Energy NL B.V., incorporated in the Netherlands on April 26, 2022, to function as a limited risk distributer (LRD) of the Company’s products and services in the EU market. See Note 5A regarding Rani Zim Sustainable Energy Ltd., a joint venture company, established on January 4, 2022. Brenmiller Rotem, Bio-Sol, Brenmiller USA and Brenmiller Energy NL B.V. are all private companies (hereinafter: “the Subsidiary Companies”, and together with the Parent Company, “the Group”).

B.	The impact of COVID-19

The impact of the COVID-19 pandemic on the Company’s operations during the six month period ended June 30, 2022 has been minimal. There were no material adverse impacts on the consolidated financial statements for the six month period ended June 30, 2022. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL: (Cont.)

C.	Liquidity

The Company has not yet generated significant revenues from its operations. In the six month period ended June 30, 2022, the Company incurred a comprehensive loss of USD 4,573 thousand and negative cash flows of USD 4,982 thousand from operating activities. Furthermore, the Company has a balance of accumulated losses of USD 99,637 thousand as of June 30, 2022.

In the absence of significant revenues and attaining profitability in accordance with the Company’s sales targets, for the purpose of continuing and developing its current operations, management has obtained additional sources of financing during 2021 and the six months ended June 30, 2022 from several external sources, including, among other things, from private and public capital raisings (Note 10C) and available credit lines. See also Note 13 regrding loan withdrawal from EIB subsequent to June 30, 2022.

The Company’s plans for expanding its operations include further investments in the production line, increasing manpower and conducting further research and development activities, which may or may not be dependent on additional fund raising. Execution of such plans in the coming year and their pace will be based on existing cash balances and available cash resources from government grants under approved R&D plans and the EIB credit facility.

However, there is no assurance that the Company will be successful accomplishing these plans. If the Company is unable to obtain sufficient capital it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products, or be unable to expand its operations as desired.

The Company believes its existing cash and cash equivalents as of the date of the issuance of these financial statements are sufficient to fund its operating cash flow requirements for a period of at least 12 months from the issuance date of these financial statements.

D.	Approval of unaudited condensed consolidated financial statements

The unaudited condensed consolidated financial statements of the Group for the period ended June 30, 2022 were approved by the Board of Directors (the “Board”) on August 10, 2022 and signed on its behalf by the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 - THE BASIS FOR THE PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group’s condensed consolidated financial statements as of June 30, 2022 and 2021 and for the interim six month periods then ended (hereinafter: “The financial information for the interim period”) were prepared in accordance with International Accounting Standard 34: “Interim Financial reporting” (hereinafter: “IAS 34”). The financial information for the interim period is presented in a condensed form and does not include all of the information and disclosures that are required within the framework of annual financial statements. The financial information for the interim period should be read in conjunction with the annual financial statements for the year ended December 31, 2021 and the accompanying notes thereto, which comply with the International Financial Reporting Standards (hereinafter: “IFRS Standards”), as issued by the International Accounting Standard Board (“IASB”).

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2021, except for the below:

Asset held for sale

Non-current assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amount will be recovered mainly through a sale transaction in the next 12 months, that is highly probable, rather than through continued use. Once classified as held for sale, these assets are not subject to depreciation or amortization and are presented among current assets.

NOTE 4 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the interim financial statements requires the Company’s management to exercise judgment and it also requires the use of accounting estimates and assumptions, which affect the implementation of the Group’s accounting policy and the reported amounts of the assets, liabilities and expenses. The actual results may be different from these estimates.

When preparing these interim condensed consolidated financial statements, the significant judgments that were applied by the management in the implementation of the Group’s accounting policy and the uncertainty that is inherent in the key sources of the estimates were identical to those in the Group’s annual consolidated financial statements for the year ended December 31, 2021.

NOTE 5 - SIGNIFICANT EVENTS DURING THE PERIOD:

A.	Subsequent to a founders agreement signed on December 21, 2021, the Company, Rani Zim Holdings (Pty) Ltd., (which is an entity wholly owned by one of the Company’s shareholders – Rani Zim) and a Company owned by one of the Company’s directors, established a new joint venture company for the purpose of promoting and marketing energy solutions in Israel which partially will be based on the Company’s energy storage solution: Rani Zim Sustainable Energy Ltd. (incorporated on January 4, 2022; hereinafter – the “JV”)), of which the Company and Rani Zim each hold 45% of its shares (under a joint control arrangement). Under the founder’s agreement, the Company has invested its proportionate share of NIS 233 (approximately USD 74 thousand) for the purpose of financing the first year of the JV’s operations. In April 2022, the parties agreed to put the JV’s opertions on hold, until further notice.

B.	On February 16, 2022, a framework agreement was signed with Philip Morris Products SA for the supply of the Company’s storage systems (bGen), to it and to its affiliated companies. The framework agreement sets out, among other things, the commercial conditions for the provision of the Company’s systems and services, logistical and technical terms as well as engineering, procurement and construction terms. The framework agreement, which is for a period of 5 years, will allow various affiliated international companies with manufacturing plants around the world to contract the Company directly, with adjustments to the size of the systems and integration will be required according to the needs of the local plant.

C.	Following B above, on Febrary 28, 2022 an agreement was signed with Philip Morris Romania- a Romanian manufacturing company for the purchase of bGen thermal storage system and services under a turn key project, for a consideration in excess of approximately USD 9.2 million. Payment will be made based on milestones. Delivery is expected by the end of 2023.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 - SIGNIFICANT EVENTS DURING THE PERIOD (cont.):

D.	During the six months ended June 30, 2022, the Company and the lessor of the land in Rotem (see Note 8B2 to the annual financial statement), have agreed to Brenmiller Rotem vacating the premisses and the return of the land to the lessor by August 31, 2022. In April 2022, the Company commenced dismantalling the facility, for the purpose of selling its components as scrap and spareparts, and is in negotiations for the sale of the turbine on a stand alone basis (presented as an “asset held for sale” among current assets). Following this, Brenmiller Rotem will cease its operations. Consequently, during the reported period, Brenmiller Rotem derecognized the lease obligation and right of use of the land (see appendix to the statement of cash flows), and recognized “net other income” of USD 38 thousand, after taking into account costs relating to the dismantalling of the facility of USD 42 thousand. A provision for the estimated costs relating to arrear payments to the lessor of USD 215 thousand is presented at June 30, 2022 among current liabilities.

E.	The Company commenced the consturction of its newly upgraded production facility in Dimona, Israel, which is planned to be fully operational by the end of 2023. Accordingly, the Company has reassessed the period of expected lease term in Dimona to include the option period (2 additonal years) under such lease and recognized an additional USD 449 thousand in respect of the right of use asset and lease liability.

NOTE 6 - REVENUES

	Six months ended June 30
	2022	2021
	USD in thousands
Licensing fees (1)	1,500	-
Thermal energy storage units	-	285
Other engeneering services	20	-
	1,520	285

(1)	With the final delivery of know-how for the Company’s project with Fortlev, the Company recognized the revenue for licensing under the licensing agreement with Fortlev.

NOTE 7 - COST OF REVENUES

The cost of revenues for the reported period derives primarily from operating costs not attributed to projects (mainly salary and related expenses). For the six months period ended June 30, 2021, cost of revenues derives primarily from storage systems that have been sold in the period and include also costs allocated to the sale agreement income that was significantly lower than the cost of the project, in the amount of approximately USD 2 million (including a provision of USD 0.6 million for an onerous contract).

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES:

	Six months ended June 30
	2022	2021
	USD in thousands

Total research, development and engineering expenses	2,730	2,532
Less – grants	(263)	(634)
	2,467	1,898

NOTE 9 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Six months ended June 30
	2022	2021
	USD in thousands

Salary and related expenses	1,051	495
Proffessional services and Consultants	1,018	308
Depreciation and other	214	150
Office maintenance	45	34
	2,328	987

NOTE 10 - EQUITY:

A.	Following the approval of its shareholders’ at an Annual and Special General Meeting held on February 9, 2022, the Company conducted a reverse stock split of its Ordinary Shares so that every two shares of NIS 0.01 par value were consolidated to one Ordinary Share of NIS 0.02 par value (the “Reverse Stock Split”). The Reverse Stock Split took effect on February 20, 2022. All share data in these financial statements have been adjusted retroactively to give effect to the above 2 for 1 Reverse Stock Split.

B.	On February 9, 2022, the Board of Directors approved the grant of 25,000 non-marketable share options, exercisable to 25,000 Ordinary Shares of NIS 0.02 of the Company, to an employee of the Company, based on the terms of the 2013 options plan.

The estimated value of the above options is NIS 282 thousand (USD 87 thousand, as of approval date), which was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 0.1% and expected life to exercise of 6 years.

C.	On May 19, 2022, the Company’s Regstration Statement on F-1 for the re-sale of ordinary shares issued in a private placement with certain investors, became effective with the United States Securities and Exchange Commission (“SEC”). The listing of the Company’s shares on the Nasdaq constitutes compliance with the closing of the second tranche requirements of the securities purchase agreement with such investors, and consequently on May 24, 2022, the Company closed the second tranche of the investment and received the balance of $7.5 million of the $15 million private placement, against the issuance of the Company’s securities to the investors (presented in the statement of changes in shareholder’s equity net of issuance costs of USD 297 thousand). Commencing May 25, 2022, the Company’s shares began trading on Nasdaq and the Company started reporting in accordance, and based on the reporting format, of the U.S. federal securities laws and regulations of the SEC applicable to Foreign Private Issuers, which will also serve for its reporting to the market in Israel.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

A.	On February 9, 2022, the Annual and Special General Meeting of the Company’s shareholders approved the following:

1.	To reappoint Mr. Avraham Brenmiller as the chairman of the Company’s Board of Directors for an additional period of 18 months, commencing February 1, 2022.

2.	To update the terms and salary of employment of Mr. Nir Brenmiller and Mr. Doron Brenmiller for a period of three years, commencing the date of approval of the shareholders’ meeting, to a monthly gross salary of NIS 55,000.

3.	To grant these key management personnel non-marketable share options, as follows: Mr. Avraham Brenmiller – 150,000 options, Mr. Nir Brenmiller and Mr. Doron Brenmiller – 75,000 options, each.

The options vest in three equal portions over a period of 3 years (33.3% each year), Each option is exercisable into one Ordinary Share of NIS 0.02, with the following exercise prices: first bunch – NIS 40 per one share, second bunch – NIS 60 per one share, third bunch – NIS 80 per one share (based on exchange rates as of approval date – USD 12.44 USD 18.66 And USD 24.88, respectively).

The estimated value of the above options is NIS 2,616 thousand (USD 810 thousand, as of approval date), which was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 0.1% and expected life to exercise of 8 to 10 years.

B.	On June 23, 2022 ,following the recommendation of the remuneration committee of the Company, the Board of Directors approved the adoption of a new compensation policy for the Company’s officers and directors, which is also subject to the approval of a Special General Meeting of the Company’s shareholders that will convene on August 25, 2022. The new compensation policy, sets, with respect to related parties (controlling shareholers and directors), the followng:

1.	The employment agreement of Mr. Avi Brenmiller, as CEO of the Board, will be renewed for a period of three years, as of August 1, 2022, with a gross monthly salary of NIS 37,000 (approximately USD 10,600), with customary office terms and will be provided with a private car for his use with all expenses and possible tax consequences covered by the Company. These employment terms refer only to his duty as CEO, and he will not be entitled to any compensation as Chairperson. Mr. Brenmiller’s dual roles as CEO and Chairperson will be valid until August 1, 2023.

During his employment, Mr. Brenmiller will be eligible to receive an annual bonus, subject to the achievement of measurable goals, in accordance with the maximum amount stated in the Company’s compensation policy, as may be from time to time, subject to all required approvals according to applicable law.

In addition, as of June 23, 2022, he will be rewarded with a total of 225,000 share options to purchase up to 225,000 ordinary shares of the Company under the Company’s 2013 global incentive option plan. The options exercise price shall be NIS 13.78 per share (based on the average market share price in the last 30 days prior to the grant date, plus 15%), and they shall vest over three years (33.3% at the end of each year). Estimated value of this grant aggregates NIS 1.8 million (approximately USD 525 thousand, as of June 30, 2022).

Employment of Mr. Avi Brenmiller is for an indefinite term, subject the required approvals under applicable law. Either party may terminate the agreement with a written prior notice of 6 months.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES (cont.):

2.	To award, as of June 23, 2022, all non-executive directors of the Company with 30,000 share options to purchase up to 30,000 ordinary shares of the Company, each, with vesting conditions and exercise price that are similar to the options granted to Mr. Avi Brenmiller. Estimated value of each grant aggregates NIS 147 thousand (approximately USD 42 thousand for each non-executive director).

C.	Directors’ and Officers Liability Insurance Policy

Following the recommendation of the Compensation Committee and the approval of the Board of Directors from June 23, 2022, on July 1, 2022 the Company updated its Directors’ and Officers liability insurance policy to accommodate the change in the regulatory environment in which the Company operates.

NOTE 12 - FINANCIAL INSTRUMENTS:

A.	Fair value estimates of financial instruments (that are not presented at fair value)

The book value of financial balances constitutes a reasonable approximation of their fair value since the effect of capitalization is not material.

B.	Liability for share options presented at fair value

The fair values (level 2 in the hierarchy), were calculated according to the Black and Scholes formula and is based on the following assumptions:

	June 30, 2022	December 31, 2021
	(Unaudited)
Standard deviation*	65%	71%
Risk free interest	0.75%	0%
Expected dividend	0%	0%
Exercise period	1 year	1.5 years
Actual Share price (in dollars, unadjusted)	3.5	3.0

*	The degree of volatility is based on the historical volatility of the Company’s share for the corresponding periods over the expected life of the option up to the date of exercise.

C.	Exchange rate of the US Dollar

The exchange rates of the USD and the changes therein during the reporting periods, are as follows:

	Six months ended June 30,
	2022	2021
	1 USD =

Exchange rate at June 30,	NIS 3.50	NIS 3.26

Increase during the period	12.5%	1.4%

NOTE 13 - EVENTS SUBSEQUENT TO JUNE 30, 2022

On July 28, 2022, the Company withdrew the first tranche of Euro 4 million loan under the credit line agreement with EIB, as described in Note 13A to the consolidated annual financial statements.